SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

PMFG, Inc.
 (Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

69345P103
(CUSIP Number)

CANNELL CAPITAL LLC
P.O. BOX 3459
150 East Hansen Avenue
Jackson, WY 83001-3459

JOHN J. ALTORELLI
PATRICK B. COSTELLO
1251 Avenue of the Americas
New York, NY 10020
(212) 335-4500

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS CANNELL CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WYOMING
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,284,900
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,284,900
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,284,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.09%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS J. CARLO CANNELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,284,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,284,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,284,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.09%
14	TYPE OF REPORTING PERSON IN

This Schedule 13D together with the attachments and exhibits hereto (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2014 (“Amendment No. 1”) .  Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Information contained in Items 1 through 6 of this Amendment No. 2 amends and supplements, as the case may be, disclosures contained in Amendment No. 1. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in Amendment No. 1.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.01 per share (the “Shares”), of PMFG, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 14651 North Dallas Parkway, Suite 500, Dallas, Texas 75254.

Item 2.	Identity and Background.

Item 2 of Amendment No. 1 is supplemented and amended as follows:

(a)           This Amendment No. 2 is jointly filed by:

(i)	Cannell Capital LLC, a Wyoming limited liability company (“Cannell Capital”);

(ii)	J. Carlo Cannell;

(iii)	Dilip Singh;

(iv)	Alfred John Knapp, Jr.;

(v)	Charles M. Gillman;

(vi)	Mark D. Stolper;

(vii)	John M. Climaco; and

(viii)	Kenneth H. Shubin Stein.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing jointly this Amendment No.2.

(b)           This Amendment No. 2 is being filed to disclose that the Reporting Persons are terminating their status as a “group” under Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Common Stock of the Issuer in light of the fact that the Board of Directors of the Issuer (the Board”) has appointed Charles M. Gillman and Kenneth Shubin Stein to the Board as of July 25, 2014.

The Reporting Persons have entered into a joint filing agreement, dated June 4, 2014 (the “Joint Filing Agreement”), a copy of which is filed as Exhibit 99.2 to Amendment No. 1 and which is incorporated herein by reference.

After giving effect to the Group Termination Agreement (defined below) described in Item 4 hereof,  Cannell Capital, Mr. Singh, Mr. Knapp, Mr. Gillman, Mr. Stolper, Mr. Climaco and Dr. Shubin Stein terminated their obligations under that certain Agreement entered into as of  May 28, 2014 and shall no longer be members of the Section 13(d) group. As of the date of the Group Termination Agreement, Mr. Singh, Mr. Knapp, Mr. Gillman, Mr. Stolper, Mr. Climaco and Dr. Shubin Stein ceased to be Reporting Persons as a group with respect to the Common Stock of the Issuer.

Cannell Capital and Mr. Cannell shall continue to constitute Reporting Persons with respect to their beneficial ownership of the Common Stock of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Amendment No. 1 is not supplemented or amended.

Item 4.	Purpose of Transaction.

Item 4 of Amendment No. 1 is supplemented and amended as follows:

On July 28, 2014, Cannell Capital, Mr. Singh, Mr. Knapp, Mr. Gillman, Mr. Stolper, Mr. Climaco and Dr. Shubin Stein executed that certain Group Termination Agreement (the “Group Termination Agreement”), pursuant to which the foregoing ceased to constitute a “group” for the purposes of Section 13(d)(3) of the Exchange Act effective as of the filing of this Amendment No. 2 as described in Items 2 and 6 hereof.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Each Reporting Person may separately, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Amendment No. 1 is supplemented and amended as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 21,094,530 Shares outstanding, as of May 1, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2014.

A.	Cannell Capital

(a)
Cannell Capital, as investment advisor to the Cannell Investment Vehicles, may be deemed to beneficially own the Shares directly owned by the Cannell Investment Vehicles.  As of the close of business on the date hereof, Cannell Capital may be deemed to beneficially own the 1,284,900 Shares owned directly by the Cannell Investment Vehicles.

Percentage: 6.09%

(b)	1. Sole power to vote or direct vote: 1,284,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,284,900
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Cannell Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	J. Carlo Cannell

(a)	Mr. Cannell as the Managing Member of the Cannell Capital may be deemed to beneficially own the 1,284,900 Shares owned by the Cannell Investment Vehicles.

(b)	1. Sole power to vote or direct vote: 1,284,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,284,900
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Cannell has not entered into any transactions in the Shares during the past sixty days apart from those set forth in Schedule A made on behalf of Cannell Capital in Mr. Cannell’s capacity as Managing Member.

An aggregate of 1,284,900 Shares, constituting approximately 6.09% of the Shares outstanding, are reported in this Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Amendment No. 1 is supplemented and amended as follows:

The Reporting Persons have entered the Joint Filing Agreement, a copy of which is filed as Exhibit 99.2 to Amendment No. 1 and which is incorporated herein by reference.  On July 28, 2014, Cannell Capital LLC, Dilip Singh, Alfred John Knapp, Jr., Mark Stolper, John Climaco, Kenneth Shubin Stein and Charles Gillman entered into the Group Termination Agreement.

Except as set forth in response to other Items of this Schedule 13D and in Amendment No. 1, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and in Item 2 of Amendment No. 1 and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Group Termination Agreement by and among Cannell Capital LLC, Dilip Singh, Alfred John Knapp, Jr., Mark Stolper, John Climaco, Kenneth Shubin Stein and Charles Gillman, dated as of July 28, 2014

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 4, 2014

CANNELL CAPITAL LLC

By:	/s/ J. Carlo Cannell
Name: J. Carlo Cannell
Title: Managing Member

/s/ J. Carlo Cannell
J. Carlo Cannell

/s/ Dilip Singh
Dilip Singh

/s/ Alfred John Knapp, Jr.
Alfred John Knapp, Jr.

/s/ Charles M. Gillman
Charles M. Gillman

/s/ Mark D. Stolper
Mark D. Stolper

/s/ John M. Climaco
John M. Climaco

/s/ Kenneth H. Shubin Stein
Kenneth H. Shubin Stein

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Purchaser	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)
		CANNELL CAPITAL LLC
TRISTAN OFFSHORE FUND	182	$4.81	6/18/2014
TRISTAN PARTNERS, L.P.	320	$4.81	6/18/2014
TRISTAN OFFSHORE FUND	1,483	$5.16	6/19/2014
TRISTAN PARTNERS, L.P.	2,605	$5.16	6/19/2014
TRISTAN OFFSHORE FUND	8,925	$5.05	6/20/2014
TRISTAN PARTNERS, L.P.	15,672	$5.05	6/20/2014
TRISTAN OFFSHORE FUND	5,443	$5.11	6/23/2014
TRISTAN PARTNERS, L.P.	9,557	$5.11	6/23/2014
TRISTAN OFFSHORE FUND	5,443	$5.02	6/24/2014
TRISTAN PARTNERS, L.P.	9,557	$5.02	6/24/2014
TRISTAN OFFSHORE FUND	5,443	$4.94	6/25/2014
TRISTAN PARTNERS, L.P.	9,557	$4.94	6/25/2014
TRISTAN OFFSHORE FUND	13,455	$4.89	6/26/2014
TRISTAN PARTNERS, L.P.	23,625	$4.89	6/26/2014
TRISTAN OFFSHORE FUND	9,935	$4.90	6/27/2014
TRISTAN PARTNERS, L.P.	17,445	$4.90	6/27/2014
TRISTAN OFFSHORE FUND	1,778	$5.00	6/30/2014
TRISTAN PARTNERS, L.P.	3,122	$5.00	6/30/2014
TRISTAN OFFSHORE FUND	5,256	$5.19	7/2/2014
TRISTAN PARTNERS, L.P.	9,228	$5.19	7/2/2014
TRISTAN OFFSHORE FUND	834	$5.41	7/8/2014
TRISTAN PARTNERS, L.P.	1,466	$5.41	7/8/2014
TRISTAN OFFSHORE FUND	3,365	$5.41	7/9/2014
TRISTAN PARTNERS, L.P.	5,910	$5.41	7/9/2014